SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 12, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta Vice President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

# ELETROBRAS DAY

July 12, 2023

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# Disclaimer

This presentation may contain trends and expectations that are not statements of past facts but rather reflect non-quantified beliefs and expectations of our management of future events pursuant to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Considering that the Company does not disclose projections or estimates, as informed in its Reference Form, this presentation has no projections or estimates, so that no information contained herein should be considered as a projection or estimate.

The words "believe", “could", "may", "estimate", "continues", "anticipates", "intends", "expects" and similar words are intended to identify trends that necessarily involve risks and uncertainties, whether known or not.

Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and overseas, variations in interest rates, inflation and the value of the Brazilian Real, changes in volumes and pattern of electricity used by the consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric power plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents registered with the CVM and SEC.

Trends and expectations only refer to the date they were expressed, and we assume no obligation to update any such trends and expectations due to the occurrence of new information or future events. The future results of the Companies’ operations and initiatives may differ from current expectations and the investor should not rely exclusively on the information contained herein.

This material contains calculations that may not reflect accurate results due to possible rounding.

# Agenda for the Event (Eastern Time)

Eletrobras

**1. Company Presentation**

| | | |
|---|---|---|
| 8:00-8:40 | Wilson Ferreira | • Company overview: Eletrobras' positioning in the electricity sector<br>• Value Creation: Key efficiency gains guidelines and initiatives<br>• Sustainable development: ESG strengths |
| 8:40-9:20 | Camila Araujo<br>Renato Carreira<br>Jose Renato Domingues | • Transformation office: presentation of the TMO (transformation management office); its journey and its main achievements<br>• Operational efficiency plan: main initiatives and results |
| 9:20-9:50 | Elio Wolff<br>Ítalo Freitas<br>Juliano Dantas | • Strategy and Business Development: Eletrobras' strategic agenda and investment strategy<br>• Expansion Strategy: current and new markets<br>• Innovation: Overview and initiatives |
| **Coffee Break 10:50-11:10** | | |
| 10:10-10:50 | Antonio Varejão<br>Wilson Ferreira / Ítalo Freitas | • Operations: Eletrobras' operational performance<br>• Market and Trading Company: market overview, Eletrobras trading strategy, and trading business structure |
| 10:50-11:05 | Rodrigo Limp | • Regulatory environment: RBSE, tariff structure of Angra 3, Amazonas Energia, price formation, among others |
| 11:05-11:40 | Elvira Presta<br>Marcelo Siqueira | • Financial performance: liability management, tax credits and Eletrobras in the capital markets<br>• Legal: structure of the legal area and declaratory actions of unconstitutionality |

**2. Lunch (11:50-1:20pm)**

**3. Panel with VPs (1:30-2:30pm)**

# ELETRO BRASILI DADE IS LEADERSHIP



WILSON FERREIRA JUNIOR
CEO

# Safety as a priority

**Eletrobras' Management considers safety to be the Company's absolute and non-negotiable priority:**

1. **Of all collaborators,** whether internal or third-party
2. **Of its facilities,** considering generation, transmission and building facilities assets
3. **Of the environment,** with initiatives focused on **environmental management, protection and recovery of biodiversity, sustainable use of water resources,** ecoefficiency, monitoring **and reduction of greenhouse gas emissions**

# Highly skilled Board of Directors and Management Team

Eletrobras

## Active Board members and Executive Officers playing key roles in Eletrobras' transformation

### Board of Directors

| Name | Years of Experience |
|---|---|
| Ivan Monteiro<br>Chairman | 40+ |
| Carlos Eduardo Pereira<br>Member | 20+ |
| Daniel Ferreira<br>Member | 25+ |
| Felipe Dias<br>Member | 20+ |
| Marcelo Gasparino<br>Member | 25+ |
| Marcelo Siqueira<br>Member | 20+ |
| Marisete Pereira<br>Member | 35+ |
| Pedro Batista<br>Member | 25+ |
| Vicente Falconi<br>Member | 40+ |

### Executive Board

| Name | Years of Experience |
|---|---|
| Wilson Ferreira<br>CEO | 40+ |
| Antônio Varejão<br>Operations & Safety | 35+ |
| Camila Araújo<br>Governance, Risks and Compliance | 20+ |
| Elio Wolff<br>Strategy and Business Development | 20+ |
| Elvira Presta<br>Financial and IR | 30+ |
| Ítalo Freitas<br>Expansion Engineering | 20+ |
| José Renato Domingues<br>People, Management and Culture | 25+ |
| Juliano Dantas<br>Innovation, R&D, Digital and IT | 20+ |
| Marcelo Siqueira<br>Legal | 20+ |
| Renato Carreira<br>Supply and Services | 25+ |
| Rodrigo Limp<br>Regulation | 15+ |

### Achievements of the new management since the privatization

- Centralized decision-making process in the holding company
- Approval of corporate governance guidelines
- Transformation of subsidiaries into 100% wholly-owned subsidiaries
- Elimination of 8 statutory board positions, 28* board positions and 12 fiscal council positions
- Election of the new team of Eletrobras officers and senior management positions in the subsidiaries
- 2 Dismissal Plans (*PDVs*) approved
- 6 M&As and participation in the transmission auction

* 3 at Chesf under capital closing

# Eletrobras: giant of the energy sector

Eletrobras

Eletrobras

- ✓ **Largest energy company in Latin America and one of the largest in the world,** with a focus on **transmission and renewable energies**
- ✓ **Nationwide presence** with relevant performance in **sustainable energy generation, trading and transmission**
- ✓ "**True corporation**" with votes limited to 10% for all shareholders

**R$42.2bn**
Revenue 1Q23 LTM

**70%** Total regulated revenue (6) + **30%** Total unregulated revenue (6)

→ **R$25.3bn** Generation revenue 1Q23 LTM | **R$15.7bn** Transmission revenue 1Q23 LTM

**R$18bn**
EBITDA 1Q23 LTM



## Generation

**44.4 GW**
Installed capacity(1)

**97%**
Clean energy (2)

**23%** Installed capacity in Brazil



## Transmission

**73,946 km**
Transmission lines in 1Q23

**R$13.8bn**
2022/2023 RAP Cycle

**38%** Transmission lines in Brazil(4)



## Commercialization/Trading

**5.8 GWavg** energy sold on the free market (5)

**Eletrobras has guaranteed contracts above average market prices**

# By 2030, Eletrobras may become the energy company with the lowest relative emissions intensity ($tCO_2$/MWh) in the world.

Eletrobras

## Renewable installed capacity and low emissions:

- Eletrobras is a leader in renewable energy in Latin America and keeps evolving
- **Net Zero** commitment **by 2030**



Emission intensity (tCO2e/GWh)(1)
Leadership in renewable capacity
Leadership in low emissions
Copel
CEMIG
Engie Brasil
Orsted
Statkraft
NextEra
EDP
37tCO2/MW reduction in relative emissions
Eletrobras Today
52tCO2 (MWh) 44.4 GW
Eletrobras 2021
Engie
EDF
Increase of 4,057 MW in renewable installed capacity
Iberdrola
Enel
Renewable Installed Capacity (GW)
Legend:
10% of renewables in the portfolio
Players with a focus on Brazil
Green major with global focus

Source: Sustainability Reports 2022, Eletrobras

# Guidelines for sustainable value creation



Sustainable Growth
Benchmark in ESG
Business Transformation and Resilience
Eletrobras
Innovation and technology

**Value Creation**

Maximize the generation of value for all stakeholders, contributing assertively to the improvement of the country's business environment (regulation and sectoral policies)

**Vision:**

***Green Major***

Eletrobras as a global leader in value creation with **renewable and low emission infrastructure and solutions**

# Track record of transformation and value creation

Eletrobras

## 1 Simplification of the corporate structure

- ✓ Transformation of subsidiaries into wholly-owned subsidiaries: **centralization of the decision-making process**
- ✓ **Elimination of 48 positions** in governance bodies

## 2 Reduction of leadership positions



O&M
Corp
-49.6%
-17.4%
1.503
689
814
916
420
496
757
379
378
2016
1Q22
Current(1)

## 3 Total staff reduction



-50.9%
-30.3%
17,2k
12,1k
8,5k
2016
1Q22
Current(1)

Launch of the 2nd PDV in Jun/23:

**1.5 thousand** employees are expected to adhere

## 4 Rationalization of SPEs



-82.6%
-57.9%
178
77
73
31
2016
1Q22
1Q23
2Q24E

| | |
|---|---|
| **From 1Q23 to 2Q24E:** | **R$1.3 + Bn** EBITDA |
| | **2.3 + GW** |
| | **209 + km** |

## 5 Negotiation of compulsory (R$ bn)



25,8
0,7
(2,2)
24,3
Balance 3Q22
Adjustments
Agreements / payments
Balance 1Q23

## 6 Asset / Liability Management

**Assets**

- ✓ Sale of 6 affiliates (~R$1.9bn)
- ✓ Early receipt of R$954M for the sale of Itaipu

**Liabilities**

- ✓ Reduction of US$1.24bn in the company's foreign exchange exposure
- ✓ Optimization of R$16bn of SAESA debt (average cost of IPCA +7.8%), with R$10bn to be allocated to the Holding for restructuring and R$6bn remaining in SAESA

# Eletrobras' new trading strategy

Eletrobras

## Pre-privatization trading company

**Various independent trading** structures

**Reduced customer base** with high revenue concentration

**31** **Free** Consumers | June 2022

Uncontracted energy (%, GWavg)



1,4
3,0
6,1
8,3
9,5
11%
89%
21%
79%
39%
61%
50%
50%
54%
46%
2023
2024
2025
2026
2027
Energy contracted (%)
Energy uncontracted (%)
GWavg

## Integrated Strategy

**Creation of Eletrobras Trading Company**
ANEEL Dispatch 2,233 (July 7, 2023)

**Increase customer base and creation of dedicated structure (Corporate and Retail)**

**Subsidiaries selling to end customers**

**Centralized trading desk**

**5-year contracts**

**New markets**

## New trading company

**Centralized** structure

**Increased customer base** with higher revenue diversification

**Free** Consumers | June 2023

**132**

**Centralized Risk Analysis**

**Counterparty credit risk**

- Financial statements
- CCEE Market Security Indicators
- Counterparty monitoring
- Integrity analysis

**Market risk**

- Mark-to-market risk of the portfolio

# New markets for electricity

Brazil has the potential to lead the way towards the green economy, and green hydrogen is a key factor

**1 $H_2$ Green: driver of energy transition**

- ✓ Hydrogen is an important industrial product, used for oil refining, mining and steel industry, fertilizer production, among others
- ✓ $H_2V$ will play an important role in the energy transition.
- ✓ Allows decarbonization of processes that cannot be electrified
- ✓ The $H_2V$ will function as a decarbonizing conveyor, allowing sectorial coupling

**Green hydrogen production will require acceleration of the national energy infrastructure**

Installed power generation capacity in Brazil | GW


PNE Estimate 2050
Green Hydrogen Expansion Demand
113
175
270-290
19-39
251
525-574
129-178
396
2010
2020
2030
2040

Source: McKinsey

**2 Brazil as the main market for the green $H_2$**

- ✓ $H_2V$ is a super electro intensive
- ✓ Brazil has an abundant supply of renewable sources with high load factor
- ✓ Energy and electricity grid with high share of renewables
- ✓ Low emissions in MWh

**Brazil's electricity grid has great availability of renewable energy**

% of electricity grid


Renewables
Non-renewable
12,1%
87,9%
73,4%
26,6%
69,2%
30,8%
Brazil (2022)
World (2020)
OECD 2021

Source: EPE

# Optimization of capital allocation aimed at maximizing return and sustainable growth

Eletrobras

## Finished

**Signed M&As**

- ✓ R$0.5+bn in annual EBITDA
- ✓ +1.94 GW capacity

## Divestment

**Sale of affiliates**

- ✓ R$1.5 billion in expected revenue from the sale of 7 affiliates

## Investment Fronts

**Great investments opportunities in the current asset base**

**R$11-16+bn**
Capex expected by 2027
**(R$6bn Confirmed)**

**R$2.0bn**
Annual RAP until 2027
**(R$840M Confirmed)**

**Return of capital to shareholders**

- ✓ R$1.8 billion in buy-backs with a cost of 8% below the current value of the share
- ✓ Evaluation of new dividend policy *(R$0.8bn paid in 2022)*

**Robust opportunity of M&A projects and auctions**

**11** ongoing M&As in renewable generation
**14.3 GW**

Transmission auctions in 2023 / 2024
**R$35bn in capex**

**4** M&As in transmission in progress
**6,338 km**

**Investments to reduce costs and liabilities**

- ✓ Negotiation of compulsory loans and contingent liabilities
- ✓ Dismissal Plans ("PDVs")

# Focus on three areas of efficiency gain: financial

Eletrobras

**Financial** | Tax | Operational

Renegotiation of legal proceedings and liability management

## Compulsory loans

**R$1.5bn** reduction (from a total of R$25.8bn) since 3Q22[1]

**R$1.4bn** negotiated and settled (**R$0.7bn** off-balance)

**R$640M** in discounts already negotiated

## Financial leverage

Reduction in cost of capital

**R$58bn** to be potentially optimized, being:

**R$16bn** in SAESA's debt (average cost of IPCA +7.8%), with R$10bn to be allocated to the Holding for restructuring and R$6bn remaining in SAESA

**R$1.9bn** completed operation for stretching and reducing average cost of debt

## Other legal proceedings

**R$10bn** of contingencies

## Divestments

Divestments of assets misaligned with the company's strategy, including thermal power plants

# Focus on three areas of efficiency gain: tax

Eletrobras

Financial | **Tax** | Operational

Strategic simplification of the structure to optimize the use of tax credits

## Tax efficiencies realized

**R$603M** in tax efficiencies with cash impact

**R$664M** of use of accumulated tax credits

## Extraction of value in the holding company

**R$15bn** in use of tax credits in the holding company:

- ✓ Trading: **~R$4.1bn in 10 years**
- ✓ Issuance of private bonds by Chesf and Furnas with tax use of **~R$1.7bn in 10 years**
- ✓ Incorporation of operating assets
- ✓ SAESA's liability management: accelerated use of **~R$2.0bn in tax credits**
- ✓ Sale of SPEs and non-strategic affiliates: **~R$400M**

# Focus on three areas of efficiency gain: operational

Financial

Tax

**Operational**

Cost reduction and cultural transformation initiatives

## Intangible improvements

- Cultural transformation
- New compensation model and incentive structure
- Initiatives for attracting and retaining talent and diversity

## Tangible improvements in PMSO

**R$1.1bn** 1st PDV annual savings (**2.5k** enrollments)

**R$210M** of annualized MSO reduction in 2023

**R$0.5 - 0.8bn** expected annual savings of the 2nd PDV (**up to 1.57k** enrollments)

# 2030 Agenda : Aiming at sustainable development

We are guided by the ten Guiding Principles of the UN Global Compact, to which we have been a signatory since 2006.

**9**
Priority SDGs





**27**
Goals Established

**Integration**
with the strategic plan





**Engagement**
of managers and employees

## Main goals achieved in 2022

**42% Reduction** in Intensity of greenhouse gas emissions in 2022


Greenhouse gas emissions
($tCO_2$/MWh)
0,058
0,036
Goal
Result

**100%** of Suppliers subject to ESG diligence


Suppliers subject to ESG diligence
(%)
100%
100%
Goal
Result

We have 19% of women in our total workforce with a 14% increase in leadership positions in 2022


Women in management positions
(%)
21%
24%
Goal
Result

Total protected areas: 1.7x the size of the city of **São Paulo**


Protected areas
(k ha)
134,2
269.7
Goal
Result

# *Net Zero* Commitment

Eletrobras

| Total emissions (M $tCO_2e$) | Measures to reduce $tCO_2$ until 2030 |
|---|---|



M tCO2e
6
5
4
3
2
1
0
2022
2023
2024
2025
2026
2027
2028
2029
2030
(1)
Eletrobras would issue 51M of tCO2e
between 2022 and 2030
(without any reduction action)
24M
of tCO2 emissions
avoided between
2022 and 2030

- ✓ Divestment of thermal plants
- ✓ Abatement of Scope 2 emissions with renewable energy certificates
- ✓ Offsets with carbon credits from reforestation actions

# Robust socio-environmental agenda with direct impact on compensation structure

Eletrobras

## Socio-environmental agenda

1. **Decarbonization Strategy of Eletrobras' Electricity Grid and isolated systems in the Amazon**
2. **Generation of forest assets through conservation and regeneration of Biodiversity**
3. **Strengthening of the relationship with communities**
4. **Occupational Health and Safety Energy Program**

## ESG aspects in Compensation

*Specific structural goals for transformation of short term in alignment with strategy*

### ESG Targets Influencing Variable Compensation, Measured by three levels

- Overall company performance metrics
- Performance specific contribution metrics for each Vice Presidency
- Deliveries from Strategic Initiatives

### Example of metrics and initiatives

- Renewable installed capacity growth
- GHG Emissions Intensity
- Frequency of accidents
- Community Relationships Initiatives

# Relationship with native and traditional communities

Eletrobras

**Eletrobras has been working to strengthen its relationship with native and traditional communities in the vicinity of its projects**

Relationship with:

| | |
|---|---|
| 17 | Ethnic groups |
| 40 | Indigenous Lands |
| 6% | Of the indigenous population of Brazil |
| 109 | Traditional Communities |



**We conduct a series of relationship actions with the communities of the territories where we are present, aiming to maintain clear and efficient communication, mitigate the impacts of our activities and contribute to the improvement of the quality of life of these populations**

# Multiples of comparable companies

## EV / EBITDA 2024E and ADTV of comparable companies

ADTV of the last 30 days in millions of US dollars



ADTV (US$MM / day)
EV / EBITDA 2024E
90
6,3x
Eletrobras
10
2
14
5
Median: 8.7x
9,4x
11,0x
7,2x
7,9x
Auren
Omega
Engie Brasil
AES Brasil
18
5
9
Median: 7.3x
9,7x
7,3x
7,0x
Taesa
Alupar
Isa
Premium of up to 4 turns vs. other categories
529
14
40
Median: 11.2x
10,4x
11,2x
14,7x
EDP Renováveis
Orsted
Next Era
156
29
151
127
245
Median: 8.6x
7,0x
7,9x
8,6x
9,3x
10,9x
Enel
EDP
Iberdrola
AES
Duke Energy
Generation (BR)
Transmission (BR)
Renewable (Global)
Energy Global

**Eletrobras' path to value creation in the capital markets:**

- Success and leadership in the execution of the ESG Agenda
- Evolution of governance
- Innovation
- Robust investment plan with capital discipline
- Earnings stability and visibility

# Eletrobras' Value Unlocking Agenda



Eletrobrasileiros

1. **Camila Araújo - Transformation office:** main work and results fronts
2. **José Renato Domingues** – People, management and culture: new look integrated into the entire life cycle of the employee
3. **Renato Carreira** - PMSO Journey: efficiency gain process and the challenges for the coming years
4. **Elio Wolff – Strategy and Business Development:** structured decision-making process guided by strong capital discipline
5. **Juliano Dantas – Innovation:** Transforming the core business and leveraging the vocation for new businesses
6. **Ítalo Freitas** – **Expansion**: Optimized implementation in markets and constant innovaition
7. **Antonio Varejão – Operations:** Strong performance with increased efficiency and sustainable growth
8. **Wilson Ferreira / Ítalo Freitas – Market and Commercialization:** Eletrobras commercialization is prepared to generate value and develop markets in a sustainable way
9. **Rodrigo Limp – Regulatory Environment:** Main updates impacting the Company and the sector
10. **Elvira Presta – Financial Discipline:** Liabilities Management and Efficient Capital Allocation
11. **Marcelo Siqueira – Legal:** Creation of legal business unit as a value unlocking tool

ELETROBRASILIDADE

# Transformation Office

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

ELETRO
BRASILI
DADE IS
TRANSFORMATION



CAMILA GUALDA SAMPAIO ARAÚJO
Vice President of Governance,
Risks and Compliance

# TMO (*Transformation Management Office*) Structure

TMO aims to centralize the management and actively monitor the transformation initiatives by orchestrating work fronts and promoting speed and efficiency in executions


CEO
TMO
CTO
Chief Transformation Officer
Project Manager
Communication
Risks
Eletrobras CGT Eletrosul
Eletrobras Chesf
Eletrobras Eletronorte
Eletrobras Furnas
Eletrobras
Ongoing interaction
Sponsor (VPs)
Functional reporting
Leaders of the initiatives

TMO Team + Initiative Leaders
**Daily Interactions**

TMO Team + CTO
**Weekly Interactions**

CTO + CEO and Officers
**Biweekly Interactions**

CTO + Committees and Boards
**Monthly Interactions**

# Transformation Structure: 5 pillars supported by TMO

Eletrobras

68 initiatives incorporated into TMO to date (active or completed)

**A Strategy and goals**

Review Eletrobras strategy

**B Business**

- Monitoring the number of SPEs
- Marketing (volume, price, revenue)

**C Organizational transformation**

- Top Framework Implementation Status
- Implementation of the organizational structure

**D Cost and expense optimization**

- Entries and exits of people
- Supplies: savings generated in opex and capex

**E Financial and advisory strategy**

- Compulsory loan (signed agreements, discount)
- Tax optimization and debt profile

**Transformation office**

# Eletrobras transformation with a journey through four stages

Eletrobras

**Transformation Structuring**

Wave 1 Initiatives: Focus on **structuring the transformation**

**Transformation Acceleration**

New waves of "attack": **Implementation of the new vision** and developments

**Consolidation of changes**

Maturation of the program: **Consolidation of medium-term initiatives** and deliveries

**Termination of TMO and transition to the new business as usual**

Termination:
**Dissolution of the TMO structure** and transition from remaining themes to other functions within the organization



# of active transformational initiatives
sep/22
mar/23
Today
sep/23
mar/24
sep/24

# TMO's journey with important numbers in the first 9 months...

**400+ people**
directly involved at all levels (and companies) of the organization in execution

**68 structured** and launched **plans,** and **36+ new initiatives** expected to be launched in the 2nd semester/23

**1,100+ milestones**
with clear, objective deliverables (**70%** already completed)

**25+ forums**
held with **Executive Board, Fiscal Council, CEGS and Board of Directors**, ensuring visibility and alignment with Directors

**50+** Transformation **communications** for all employees (including live and multiple meetings for organization discussion)

ELETROBRASILIDADE

# Operational Efficiency Plan

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETROBRASILIDADE IS EFFICIENCY



JOSÉ RENATO DOMINGUES
Vice President of People, Management and Culture

# PMSO Reduction Journey

## PMSO Reduction Potential Considering Benchmarks (R$ bn)



-41.8%
8,8
7,0
5,1
P
MSO
4,6
4,1
3,5
3,5
2,6
2,5
2022 (1)
2024E (2)
2026E
22-26E CAGR
-12.7%
-13.5%
-11.8%

# Optimization of the company's people structure

Eletrobras

## Reduction in staff...

### Total number of employees



-36.3%
-8.6%
12.126
8.451
7.727
7.250
1Q22
Current (1)
Expectancy (Dec-23)
Expectancy (Dec-24)

### Total number of employees in leadership positions



-26.7%
-11.4%
O&M
Corp
916
420
496
757
379
378
671
293
378
620
290
330
1Q22
Current
Expectancy (Dec-23)
Expectancy (Dec-24)

## ... And in the average cost per employee in new hires...

### Total average cost per employee (operational level) – R$ / month



-62%
30k
11k
Current
New Hires 2023

### Total average cost per employee (upper level) – R$ / month



-49%
40k
20k
Current
New Hires 2023

## ...Still maintaining great attractiveness in the selection process

**39,043** registered **X** **832** estimated openings

Applicant-to-Hire Ratio:

**46.9**

# Optimization of social security liabilities

## Where we left

- Plans with actuarial risks opened in Eletrobras companies
- Absence of pure DC[1] Plans in Eletrobras companies
- Administration in 5 pension funds
- Decentralized supervision in sponsors
- Consolidated deficit of R$4.9bn (Dec/22)

## Where we are going

- Closing of all plans with actuarial risks (completed)
- Design of a single plan, pure and standardized DC (completed)
- All DB[2] plans with IPCA or INPC indexers (completed)
- Centralized supervision in the holding company and administration in single pension fund
- Reduction of uo to 50% in the deficit and up to 70% in administrative expenses

# A new People, Management and Culture strategy

**Integrated approach to the entire life cycle of the employee, focused on the experience that Eletrobras wants to offer**


Attraction & Selection
Workforce planning
Transition & Offboarding
Innovation Teams and agile matrix structure
Engagement
Diversity
Culture
Talent retention
Performance management
Career & Succession
Leadership development
Recognition & Reward

# A new People, Management and Culture strategy

Itegrated approach to the entire life cycle of the employee, focused on the experience that Eletrobras wants to offer

- Attraction & Selection
- Workforce planning
- Transition & Offboarding
- Innovation Teams and agile matrix structure

**Strong renewal, with young professionals**

- Trainees
- Interns
- Young Apprentices

**New leadership for a changing industry**

- Agile and digital mindset
- Focus on consumer and services
- Expertise in new energies

- Talent retention
- Performance management
- Career & Succession
- Leadership development
- Recognition & Reward

# A new People, Management and Culture strategy

Eletrobras

**Integrated approach to the entire life cycle of the employee, focused on the experience that Eletrobras wants to offer**

- Attraction & Selection
- Workforce planning
- Transition & Offboarding
- **Innovation Teams and agile matrix structure**

### In addition to the traditional functional structure

- Project and transformation teams
- Teams using agile working methods
- Leaders focused on innovation in management

### Holding strengthening and matrix management

- Central reporting to corporate functions
- Lightweight and efficient business units
- single and cohesive decisions and processes

- Talent retention
- Performance management
- Career & Succession
- Leadership development
- Recognition & Reward

# A new People, Management and Culture strategy

Eletrobras

**Integrated approach to the entire life cycle of the employee, focused on the experience that Eletrobras wants to offer**

- Attraction & Selection
- Workforce planning
- Transition & Offboarding
- Innovation Teams and agile matrix structure

## Aligned goal management system

- By 2023, all leaders with goals
- Individual goals aligned with business
- Deployment of strategy to operation

## Variable compensation and meritocracy

- Variable compensation weight (65% versus 40%)
- Pay per performance
- Accelerator on bonuses and options in the long run

- Talent retention
- **Performance management**
- Career & Succession
- Leadership development
- Recognition & Reward

# A new People, Management and Culture strategy

Integrated approach to the entire life cycle of the employee, focused on the experience that Eletrobras wants to offer

- Attraction & Selection
- Workforce planning
- Transition & Offboarding
- Innovation Teams and agile matrix structure

### Culture of celebration and positivity

- Non-financial recognition programs
- Positive, light and motivating environment
- Encouraging overcoming and improving

### Values-focused awards

- Encouraging safety and health
- Inclusion of third parties and partners
- Innovation, diversity and growth mindset

- Talent retention
- Performance management
- Career & Succession
- Leadership development
- **Recognition & Reward**

ELETROBRASILIDADE

# Operational Efficiency Plan

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETRO BRASILI DADE IS EFFICIENCY



RENATO COSTA SANTOS CARREIRA
Vice President of Supplies and Services

# Major benefits in the restructuring of Supplies

## Initial Achievements

- Total savings of **R$408M**, of which **R$198M** in Capex and **R$210M** in Opex

### CAPEX: R$198M

- **R$177M in Transmission**: R$163M in equipment purchases and R$14M in works contracted
- **R$21M in Renegotiation of current contracts:** generation works contracts and transmission equipment

### OPEX: R$210M

- R$87M in Insurance
- R$16M in Surveillance
- R$12M in MRO Materials
- R$12M in Cleaning & IT
- R$83M expected: second wave sourcing (2H23)

## Potential until 2026

- **42%** reduction in annual recurring expenses (PMSO) of the company (vs. 2022)

### Supplies with a strategic role in the company, acting as a value creation enabler

- Training and use of **data analytics** for continuous evaluation of the supply chain
- Consistent application of supply and **demand management best practices** for procurement optimization
- Greater integration and **collaboration** with internal customers
- Service Level Improvement
- More active relationship with the supplier market as a source of innovation and generation of **strategic partnerships**

# Evolution of the restructuring of the service area

| | Initial Achievements | Potential until 2026 |
|---|---|---|
| **Shared Services** | • Review of the business case increasing efficiency in the first year from **16%** to **27%** and centralization of 4 CSCs in Recife | • Centralized structure with cost reductionss through optimization, automation and outsourcing |
| **Equity** | • Review of the equity management methodology, **organizing the area by process** focused on regularization, disposal and optimization of non-operating assets | • Disposal of the main non-operating properties with revenue generation of up to **R$1.0bn** and reduction in maintenance expenses |
| **Logistics** | • Definition of the **strategic plan** in inventory planning, transport management and warehouse operation to identify **potential opportunities** | • **Consolidation of Distribution Centers**, optimizing inventories between operational units and implementation **of sustainable waste management** |

# Optimization of the corporate insurance structure

## Composition of Corporate Insurance



Named and Operational Risks
Collateral
Other
5,0%
14,0%
81,0%

**R$50.2bn**
Total insured volume

## Insurance savings (R$ M)



Previous award
Unification Award
132,9
58.5
74,4
20.3
32,1
11,9
6.9
24,7
17,8
0.9
1,4
0,5
0.3
1,1
0,8
Named and Operational Risks
Civil liability of directors and officers
Group life and personal accidents
National transport
General civil liability

**R$86.8M**
Total savings in premium paid

ELETROBRASILIDADE

# Strategy and Business Development

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETRO BRASILI DADE IS STRATEGY

ÉLIO WOLFF
Vice President of Strategy
and Business Development



# Eletrobras' strategic agenda

- Evaluate growth opportunities
- Portfolio Optimization
- Definition of strategic planning and goals

**Seeking Capital Discipline**

## Strategic investments

Greenfield | M&A | Reinforcements & Expansion | New technologies

- Agile, efficient and disciplined capital allocation
- Robust decision-making processes
- Returns endorsed by committees
- Looking for investments in G&T and new sources

## Optimizations

Divestments | De-crossings

- Simplification of capital structure
- Tax efficiency gain
- Elimination of assets misaligned with the company's strategy, including thermal power plants

# Potential firepower

Search for risk-adjusted returns from each transaction

## R$70-80bn

**New M&As**

**Organic (G+T)**

**Green Fields**

**Reinforcements** *R$11-16 bn*

- Authorized – R$6bn
- Additional – R$5-10bn

**Contracted** *R$ 11bn*

- Infra and environmental – R$2.9bn
- Generation – R$2.4 bn
- M&A – R$0.6bn
- G&T Maintenance R$4.5 bn
- Transmission Auction – R$0.68 bn

**Investment Plan 23-27**

## Opportunities

**Organic / Greenfield**

- ✓ **Lot 4 Transmission Auction 01/23 (capex R$0.68 bn)**
- ✓ Transmission auctions Dec/23 and 1H24: (**R$35bn**)
- ✓ Capex booster: **R$11-16bn (R$6bn authorized)**
- ✓ Repowering: **R$3bn**

**M&A**

**Projects under review**

- ✓ **15 M&As** in generation (hydro/wind/solar) and transmission
- ✓ **~18 GW** renewable
- ✓ **~6,230km / R$2bn RAP**
- ✓ **~R$35-40bn** EV

**New fronts**

$H_2V$, batteries / storage, offshore wind, telecom, internationalization, etc.

## Objective

- ✓ Allocation strategy guided by financial discipline
- ✓ Cash flow predictability
- ✓ Revenue recomposition in transmission
- ✓ Focus on renewables and hydro

**Note**
1. Disregarding the result of the SPEs and Affiliates Optimization Plan.

# Rationalization of SPEs and Affiliates

## Why do it?

- ✓ Bilateral M&As
- ✓ Mitigation of transactional risks
- ✓ Tax, financial and operating optimization
- ✓ Simplification of the structure
- ✓ Portfolio oxygenation
- ✓ Focus on key assets

## Challenges

- ! Alignment with partners
- ! Parallel transaction volume
- ! Financial/legal unlocking of shares

## Optimization of SPEs

# SPEs



Generation
Transmission
Discontinued
~R$330M
73
18
16
39
15
27
31
Current
Closing and Incorporations
Decrossings
Goal 2Q24

## Sale of Affiliates and Subsidiaries

# Affiliates[1]



~R$1.5Bn
(72% free)
20
7
13
Current
Sale
Goal 2Q24

## Recent Transactions

**Acquisition Minority MESA**
Santo Antônio HPP

**Uncrossing Neoenergia**
(TPP + Baguari I)
x
EAPSA

**Acquisition with Cemig**
Baguari Energy
+ Low Retreat

# Recent Initiatives

Eletrobras

## Disposal of Eletrobras Thermoelectric Power Plants

### Concrete step towards decarbonization

| TPP | State | Installed Capacity (MW) |
|---|---|---|
| Anamã | AM | 2.1 |
| Anori | AM | 4.5 |
| Caapiranga | AM | 2.1 |
| Codajás | AM | 5.4 |
| **Interior Subtotal** | – | **14.1** |
| Cristiano Rocha | AM | 96.2 |
| Tambaqui | AM | 155.8 |
| Jaraqui | AM | 156.6 |
| Manauara | AM | 95.8 |
| Ponta Negra | AM | 95.8 |
| **Subtotal PIEs** | – | **600.2** |
| Aparecida | AM | 166.0 |
| Mauá III | AM | 591.0 |
| Rio Negro | AM | 188.2 |
| **Total Eletronorte** | – | **1,559.5** |
| **Santa Cruz** | RJ | 500.0 |
| **Total** | – | **2,059.5** |

- The process, announced to the market, is an important step for the company in its decarbonization agenda
- **It will be conducted in a traditional process in 2 phases in order to maximize the value of the assets aligned with our environmental and social objectives**

## Transmission Auction 001/2023 – Winner Lot 4

### The company expects a double-digit paramar return based on the winning bid

**General Characteristics**

| | |
|---|---|
| State | MG |
| Extension | 303 km |
| Capex ANEEL | R$ 0.79bn |
| Voltage Level | 500 KV |
| COD ANEEL | 09/30/2028 |
| Maximum RAP | R$94M |
| RAP Winner | R$68.70M |
| Discount | 45.75% |
| Tax Regime | Taxable Income |



**Value levers**

- Capex reduction by up to **15%**
- Anticipation of completion of the works within **24 months**
- Operational synergy (O&M)
- Ebitda Margin 95%+
- Optimized financing structuring


DE TRANSMISSÃO 1/2023
epe
PPI
ANEEL
[B]³

ELETROBRASILIDADE

# Expansion Strategy

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

ELETRO
BRASILI
DADE IS
GROWTH



ÍTALO TADEU DE CARVALHO FREITAS FILHO
Vice President of Expansion Engineering

# Centralized Structure

Eletrobras

**Centralization of functions, focusing on cost optimization, use of best practices, dissemination of knowledge and synergies**

- EXISTING SYSTEM
- GREENFIELD EXPANSION
- BROWNFIELD EXPANSION
- NEW SOLUTIONS

## INPUTS

| APPLIED ENGINEERING | INTEGRATED ENGINEERING | DEPLOYMENT ENGINEERING | REGIONAL FUNDS |
|---|---|---|---|
| **Inputs:** Project Portfolio; Environmental demands; Land Demands; Interconnected System | **Inputs:** Project Portfolio; Prospecting of New Solutions | **Inputs:** Projects; Contracts | **Inputs:** Regional Demands; Regulation |
| **Outputs:** Technical Standards; Standardization; Engineering Projects; Technical Studies; Environmental Licenses; Land Release | **Outputs:** Technical Feasibility; Integration of Enterprises; Monitoring of Execution; Technological Development | **Outputs:** Construction; Inspection; Contract Management; Energization | **Outputs:** Construction; Inspection; Contract Management |

## OUTPUTS

**PROJECT PLANNING AND CONTROL**

# Current Portfolio – Generation and Transmission

## Planned Capex for Improvements and Reinforcements

### Transmission | R$M


1.700
1.800
1.500
500
500
6.000
2023
2024
2025
2026
2027
Total


230
Projects
53
Waiting for Authorization
177
Authorized
R$840M
Annual Revenue
R$6.0bn
Investment

### Generation | R$M


1.800
920
980
400
270
4.370
2023
2024
2025
2026
2027
Total


500
Projects
18
Modernizations
R$2.3bn
Investment

# Expansion – Generation and Transmission

## Generation



**COXILHA NEGRA**

1st Phase – 100MW

Investment R$ 0,70 Bn

## Transmission



**AUCTION 01/2022 – LOT 8**

SE Caladinho II

Investment R$ 0,12 Bn


SE JANAUBA 6
MINAS GERAIS
SE PRESIDENTE JUSCELINO
ESPIRITO SANTO
BELO HORIZONTE

**AUCTION 01/2023 - LOT 4**

LT Janaúba 6 – Pres. Juscelino

Investment R$ 0,68 Bn

# New Solutions


H2

**HYBRIDIZATION**

Hydraulics - Solar

Wind - Solar



**CAPACITY MARKET**

Wind and Solar Intermittence Compensation

Reversible Hydraulics



**GREEN HYDROGEN**

E-fuels



**INTERCONNECTED SYSTEM RESILIENCE**

Energy storage



**UNCONVENTIONAL GENERATION**

Floating Photovoltaics

Offshore Generation

Microgrids

ELETROBRASILIDADE

# Innovation

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETRO BRASILI DADE IS INNOVATION



JULIANO DE CARVALHO DANTAS
Vice President of Innovation, R&D, Digital and IT

# Prioritize challenges, prepare and allocate teams, provide a toolkit and connect it to the whole ecosystem...

Eletrobras

| What? | Who? | Toolkit | Connectors Collaborators Scale |
|---|---|---|---|
| • From a portfolio with high potential for value generation | • Prepare, attract and retain people<br>• Allocate talent and execute portfolio<br>• New working models | • Provide a toolbox to accelerate innovation teams | • Connect innovation teams to the whole ecosystem |


EV

| High Value Portfolio | Innovation Teams | Centers of Excellence | Innovation Grid |
|---|---|---|---|
| • 92 R&D VD<br>• 25 digital VD<br>• 200+ automated processes<br>• 500+ low/no code solutions | • 10%+ of collaborators allocated to teams involved with innovation | • 7 Centers of Excellence | • 60 R&D partners<br>• 31 connected startups |

VD: Value Deliveries

# ... is enabling Eletrobras to be an innovative company

## Innovation Powerhouse


EV

VD

Innovation Teams

Centers of Excellence

Innovation Grid

- Digital Applications and Automation
- Integrated Portfolio
- Active Portfolio Management
- Value Deliveries Accelerator
- R&D Teams
- Internal Startup Teams
- Value Streams
- Safety Innovation Lab
- AI & Analytics
- Data
- Digital Applications and Automation
- Digital Platforms
- Industrial IoT
- Industrial Robotization
- Power Up
- R&D Startups
- Tech Partners

**VD**: Value Deliveries

# Transforming the core business and leveraging the vocation for new businesses

Eletrobras

Transformation of Current Business


A
C
B

New Revenue Channels

## TRANSFORMATION A

- Digitalization and AI analytics solutions in Generation and Transmission
- Safety Innovation Lab
- Efficiency and Digitalization of Internal Processes – PMSO Reduction
- Digital Platforms in Energy Trading
- Industrial IoT

What we do today to connect the future

## CAPABILITY LINK

- GAMMA - Intelligent Asset Management (IoT, A.I.)
- RECFY - Renewable Energy Certificates
- Hybrid Plant with Storage and H2V
- PLDPro – Future Energy Pricing Platform
- Anafin – Financial analysis of G&T projects
- ...

## TRANSFORMATION B

- Descarbonization Solutions
- H2V Chain ⟶ e-fuels
- Hibridization with renewable sources
- Microgrid
- Energy Storage
- Wind Offshore
- e-Mobility

# Innovation enabling delivery of sustainability strategy

Eletrobras

## Measurement

### Emissions Calculation

R&D Teams

Emisfera
Emissões Atmosféricas

+

### Data Consolidation

R&D Teams

IGS

Sustainability Management Indicators

## Net Zero Strategy



Total emissions ($tCO_2e$)
6
5
4
3
2
1
0
Eletrobras would issue 51M of $tCO_2e$ between 2022 and 2030
(without any reduction action)
2022 2023 2024 2025 2026 2027 2028 2029 2030

**OFFSET EMISSIONS**
**564k tCO2/year**

## Tech to zero

Internal Startup

RECFY



(u)
141M
5.3M
2022
2026
(t)
Compensation
Sales

**PROTECTED AREA**
**269,700Ha**

ELETROBRASILIDADE

# Operations

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETRO BRASILI DADE IS EXCELLENCE



ANTÔNIO VAREJÃO DE GODOY
Vice President of Operations and Security

# Safety in Operations

Eletrobras

**Increased Efficiency**
**Sustainable Growth**

1. **People Safety**
2. **System Security**
3. **Environmental Safety**

**Premises**

- ✓ Change of Procedures / Governance
- ✓ Strengthening Organizational Structures (OHS Director)
- ✓ Investments in innovation and technology

**Cultural Change**

# Operational performance of the Eletrobras System

## Evolution of Eletrobras HPPs performance

Verified Availability Index (VDI)



1,00
0,95
0,90
0,85
0,80
0,75
0,70
0,9812
0,9685
0,9451
0,9197
jan/18
jul/18
jan/19
jul/19
jan/20
jul/20
jan/21
jul/21
jan/22
jul/22
jan/23
Paulo Afonso IV
Xingó
Tucurui
Itumbiara

**Growth in availability in the last 5 years in the 4 largest Eletrobras HPPs**

Source: ANEEL, company reports

# Availability of the main HPPs with centralized ONS dispatch

## ANEEL Ranking 10 largest HPPs in Installed Capacity (MW) Brazil


1,0
0,8
0,6
0,4
0,2
0,0
12.000
10.000
8.000
6.000
4.000
2.000
0
0,97 0,96
0,90 0,95
0,93 0,91
0,95 0,99
0,95 0,98
0,97 0,95
0,97 0,98
0,91 0,97
0,93 0,92
0,96 0,95
Belo Monte
US. Tucurui
Itaipu 60HZ
UHE Jirau
Santo Antonio
Ilha Solteira
Usina Xingo
P. Afonso IV
ITUMBIARA
TELES PIRES
ID (Ref. Regulatory Limit) - LHS
IDv (May/2023) - LHS
IC (MW) - RHS

**Improvement of generation asset management: focus on being compliant to regulatory references**

Source: ANEEL, company reports

# Variable Portion results

## VP Evolution – Eletrobras (R$M, % VP)


2,6%
1,8%
2,1%
1,6%
1,5%
234,4
197,6
230,3
165,6
44,8
2019
2020
2021
2022
1T23
VP (R$M)
% VP

## VP Benchmarking (R$M) – Until May/23


2,8%
1,3%
0,9%
53,1
61,5
5,4
TransCo A
Eletrobras
TransCo B
VP (R$M)
% VP

- Significant performance improvement by reducing VP when compared to other players
- There is still room for improvement in order to reduce the group's VP to the benchmark level

Source: AMSE ONS **VP:** Variable Portion

ELETROBRASILIDADE

# Market and Commercialization

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETRO BRASILI DADE IS COMPETITIVENESS



WILSON FERREIRA JUNIOR
CEO

ÍTALO TADEU DE CARVALHO FREITAS FILHO
Vice President of Expansion Engineering

# Eletrobras is prepared to come out stronger when facing challenging years

Eletrobras

## We recognize that we have a stress scenario ahead of us...

- Energy oversupply
- Regulatory distortions favoring DG modalities[(1)], incentivized energy and EPA[(2)]
- Low demand growth

**We will present next how Eletrobras' Trading business will generate value, develop markets and position the Company for sustainable growth**

## ...however, the resilience of Eletrobras' portfolio ensures a successful trajectory

- Renewable energy, competitive in costs, basis for leveraging the country's new development cycle
- Nationwide presence with operations in all submarkets
- Ability to enable connection of large projects
- Readiness to attack new value pools resulting from the opening of the national market
- Continuity in incorporating and operationalizing renewable energy supply and distributed generation
- Respected and recognized brand beyond the electric sector
- Positioning to accelerate new technologies that enable solutions for energy exports

# A combination of conjunctural and structural factors created a scenario of energy over-supply...

Eletrobras

## Rising supply, driven by unfavorable environment and distorted incentives for expansion of DG[1] and EPA[2]

**Favorable hydrology**
Reservoirs at best level since 2012

**Growth of DG[(1)]**
1 GW installed in the first two months of 2023

**Expansion of Renewable Sources**
Growth through Self-Production PPAs[(3)]

**Conjunctural**

**Structural-Regulatory incentives**

**Low growth in energy consumption**

# ...resulting in a challenging pricing scenario

Eletrobras

## Market Price History (R$/MWh)


900
600
300
0
jan/12
jan/13
jan/14
jan/15
jan/16
jan/17
jan/18
jan/19
jan/20
jan/21
jan/22
jan/23
Market Prices
PLD

# Eletrobras has a portfolio of resilient contracts to face this adverse scenario...

Eletrobras

## Energy Balance – Net of GSF hedge

GWavg


1,4
3,0
6,1
8,3
9,5
11%
89%
21%
79%
39%
61%
50%
50%
54%
46%
2023
2024
2025
2026
2027
Energy contracted (%)
Energy uncontracted (%)
GWavg

## Market Price History

R$/MWh


209
210
202
217
221
190
171
141
138
138
70
72
84
95
103
2023
2024
2025
2026
2027
Average contracted energy price
Estimated average price portfolio (valuing en. Uncontracted @ DCIDE)
DCIDE future price

# Market performance strategies to reposition and anticipate demand

Market intelligence to operate in new and mature segments

Developing new businesses to anticipate demand growth

# Integrated operations with nationwide presence

## Centralized Trading

### Front
Market relationship for purchase and sale of energy

- Trading
- Corporate Retail

### Middle / Research
Energy planning

Portfolio management to optimize the risk-return/liquidity ratio
New tools and processes

### Back
Customer/contract management

Digitize
Systematize
Create Loyalty

### Marketing
- Market intelligence
- Products and services
- Traditional and digital marketing
- Customer Experience

### Risks
- Monitoring of credit risk and market risk for all segments

# Specific strategies for each customer segment

Eletrobras

| | General Characteristics | Strategies – value proposition | Duration |
|---|---|---|---|
| **Electrointensive Customers** | • Greater sophistication<br>• Energy with high weight on P&L<br>• More competitive and less risky pricing | • Personalized service with high specialization<br>• Offering structured operations<br>• Offering value-added services<br>• Unlocking value with client retention in the portfolio (clients Law 13,182) | 10-15 years |
| **Commercial and Industrial - Large, Medium and Small** | • Less sophisticated customers<br>• Energy with low weight on P&L<br>• Purchases made by the Procurement area | • Direct customer service, leveraging Eletrobras' brand and regional presence<br>• Offering contracts with medium flexibility<br>• Use of energy for Compulsory Loan Payment | 3-7 years |
| **Retail (Group A <500 kW and LV)** | • Small customers who value convenience<br>• Higher trading margin<br>• Need to serve at low cost | • Clean energy supply with high flexibility<br>• Massive customer service with low cost to serve<br>    • Digital platforms<br>    • Sales representatives | 3-5 years |

# Liberalization will allow Eletrobras to access a new consumer base, with higher margins

Eletrobras

| | Year of liberalization | Customer Profile | # Consumer Units[(1)] | Energy (GWavg)[(1)] | Additional margin [(3)] (R$/MWh) |
|---|---|---|---|---|---|
| Current ACL | Until 2022 | >1 MW<br>Group A² | 20-37k | 26 (ACL) | |
| | 2023 | 0.5-1 MW<br>Group A² | | | |
| Opening Forecast | 2024 | <0.5 MW<br>Group A[(2)] | 165k | ~6.5 | Discounted energy offer vs. ACR (average Brazil ~R$ 310/MWh) |
| | 2026+ | <0.5 MW<br>Groups B3 and B [(2)] | ~6M | 9.7 | |
| | 2028+ | <0.5 MW<br>Groups B1 and B2[(2)] | ~77m | 24.2 | |

# Low-carbon $H_2$ market will be the main growth vector of electricity demand in Brazil

Eletrobras

## Projected demand for Low Carbon H2 in Brazil

Addressable market including exports | Mton



H2 (products and derivatives), Internal consumption
Methanol export
Ammonia export
0.9
0.4
0.5
1.9
0.1
0.7
1.0
4.5
0.4
1.8
2.3
2025E
2030E
2035E

| Energy Consumption (GWavg) | 5-6 | 11-12 | 26-28 |
|---|---|---|---|

## Global Demand for Low Carbon H2

Main applications | % in 2050



Railways
Maritime Logistics
Home Heating
Industrial Heating
Roads
Steel
Coastal Logistics
Ammonia
Aviation
Methanol
Petrochemical Industry
Refineries
Power Generation
Off-highway vehicles

# Eletrobras is well positioned to explore the hydrogen market

Eletrobras

## Brazil Differentials

- Renewable energy grid
- Competitive renewable sources
- High capacity factor of sources
- Potential production of derivatives such as green methanol
- High domestic demand for H2

## Eletrobras' specific differentials

- Renewable energy in the portfolio already available in all submarkets
- Ability to connect large projects, taking advantage of reinforcements and improvements in itsTransmission network
- Competitive 24/7 Renewable energy

Increased competitiveness, lower risk and time to market

# Eletrobras' long position may be consumed with addressable markets

Market to be disputed until 2027 and Eletrobras Long Position
GWavg


4
12
6,5
Group A
10
Group B
10
Eletrobras current long position
9.5 (2027)
8.3 (2026)
6.1 (2025)
3.0 (2024)
Electro-intensives
C&I market
Retail Opening
New demands
(H2V and e-Mobility)

ELETROBRASILIDADE

# Regulatory Framework

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETROBRASILIDADE IS RESPONSIBILITY



RODRIGO LIMP NASCIMENTO
Vice President of Regulation and Institutional Relations

# Amazonas Energia and RBSE Debt

## A — Amazonas Energia Debt

**R$7,700M**
Total Credits Receivable, where:

**R$4,892M**
at the Holding company

**R$2,808M**
at Eletronorte

**R$7,017M**
Provisioned loans, equivalent to 91% of total debt

## B — RBSE
(process under analysis at ANEEL)

✓ **NT SGT 85/2023: Ratified main conceptual conclusions provided under NT SGT 85/2022:**

1. ANEEL's Board of Directors evaluates the maintenance of the current amortization method until the end of the payment or change with effect as from Jul/2020
2. Application of Ke until Jun/2020 only for controversial portion
3. WACC update on RAP revisions

**Next steps:**

1. **Imputs from TransCos and ABRATE**
2. **Possible decision by ANEEL's executive board in 2023**

# Transmission concessions

## Renewed and tendered transmission concessions

**Approved Permitted Annual Revenue (RAP) - 23/24 Cycle**

**RAP Brazil: R$ 47.5bn**

**RAP Eletrobras: R$ 17.6bn**



RAP (ELETROBRAS)
RAP (OTHERS)
63%
2023/2024
Cycle
37%
~87%
~13%

Additional rap planned for the 23/24 cycle: BRL 310 million

Inv Aneel: BRL 1,977 million

RAP/Invest: 15.71%

Renewed:
**Opportunities**

Bids:
**Increment with new auctions, authorizations (reinforcements) and acquisitions (M&A)**

## Opportunities in renewed concessions

- Regulation Allows Replacement of Fully Depreciated Assets
- Large volume of assets to be renewed
- Reinforcements are indicated by the Sector Planning and authorized by ANEEL
- Predictability and regulatory certainty in the compensation of investments in improvements and reinforcements

**Source:** ReH ANEEL No. 039/2023-STR/ANEEL

# Valuation of HPPs attributes

## Hydroelectric power plant's agenda

Pricing and compensation of HPPs for services provided to SIN, given the massive penetration of intermittent renewable sources


Provision for inertia
Fast Frequency Proposal
Operating reserve
Load Tracking
Long-term storage
Real time
Sub seconds
Seconds
Minutes
Hours
Days / Months
Electrical services: Local Scope
Energy services: Systemic Scope

**Source:** Study carried out by FGV Energia in partnership with ABRAGE for discussions on methodology for adequate compensation of the attributes inherent to the water park, in view of the expansion of non-controllable renewable sources

# Vertimento Turbinável

## Exportação verificada SIN



Verified Hydroelectric Daily Average
Verified Thermal Daily Average
EVT Price
Daily Average (Mwmed)
EVT Price (R$/MWh)
2.500
2.000
1.500
1.000
500
0
300
200
100
0
75,94
75,94
138,08
172,6
207,12
224,38
241,64
207,12
245,09
01-jan-23
16-jan-23
31-jan-23
15-fev-23
02-mar-23
17-mar-23
01-abr-23
16-abr-23
01-mai-23
16-mai-23
31-mai-23
15-jun-23

**How it works**

- Turbine Leakage Export (EVT) is regulated by MME Ordinance No. 49/2022
- Authorized traders offer prices and amounts for the purchase of energy that would not be used to meet the SIN and would result in Turbine Leakage.

**Next steps**

- Proposals for continuing of hydroelectric energy exports in the 2023 dry period, guaranteeing energy security and preserving reservoirs
- 2,700 MW of flow capacity

**Results**

- More energy allocated to MRE (Energy Reallocation Mechanism)
- Strengthening of HPPs performance
- Reduction of hydrological risk for consumers
- Additional revenue for MRE (including consumers) of R$600M
- Additional revenue of R$90M for Eletrobras

# Price Formation

## Process of improving the price formation model

**Improvement of price formation models**

Greater connection between price and operation

**Improvement of PLD (Settlement Price of Differences) Limits**

Participation in ANEEL's PLD limits discussion process to guarantee reimbursement of costs incurred by hydroelectric generators in energy production.

- Reflect the effective availability of TPPs in the models
- Evaluate the effective HPPs productivity
- Include the operating rules applied to renewables, taking into account the operation safety (curtailment)
- Insert modeling of the export turbine leakage into the model
- Remove from the models TPPs with CCEARs that are nearing the end of the supply period and with decommissioning perspective
- Better representation of the expansion of ACL plants in the model
- Update of the structural CVU of the TPPs represented in the model

# Angra III – Next steps

## Estimated schedule – Angra III

| Milestone | Date |
|---|---|
| Budget Completion | Jul/23 |
| Energy price approval (ETN / CNPE) | Sep/23 to Mar/24 |
| EPC Selection | Mar/24 to Dec/24 |
| Debt disbursement | Jan/25 |
| Start of works | May/25 |
| Estimated COD | Jun/29 |

## Angra III Guarantees

BNDES: R$3,230M

CEF: R$2,880M

## Main Discussion Points based on the BNDES Modeling

- CapEx Modeling and Funding for completion of UTN Angra 3
- Strategy to minimize impact of exchange rate variations on the projector
- Preliminary Equilibrium tariff rationale
- Risks and possible errors identified

ELETROBRASILIDADE

# Finance Performance

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETRO BRASILI DADE IS DISCIPLINE



ELVIRA BARACUHY CAVALCANTI PRESTA
Vice President of Finance and
Investor Relations

Eletrobras

## New strategy of portfolio repositioning and efficient capital allocation


Capital
Structure
Optimization

- Actions to rationalize debt structure and tax efficiency
- New hurdle rate and minimum cash methodology
- New Capital Allocation Strategy Seeking Efficiency and Value Generation

# Evolution of Eletrobras' leverage

**Net debt and net debt/EBITDA (R$M, x)**



6,1x
3,7x
2,1x
1,5x
1,5x
1,2x
2,0x
2,0x
23.438
20.297
19.975
21.041
20.335
21.806
34.763
36.717
Acquisition SAESA +R$20bn
Exit Eletronuclear -R$ 6bn
2016
2017
2018
2019
2020
2021
2022
1Q23
Net debt (R$ M)
Net debt / EBITDA (x)

# Management of the Company's liabilities

Eletrobras

***The Company is actively working on debt renegotiation, aiming at reducing the average cost and extend the average term***

- **Short-term funding of R$6bn at CDI+1.35%** in December 2022 and ongoing renegotiation aiming at term extension;
- R$1.9bn credit operation with average cost equivalent to CDI+2.2% already completed, which allowed the extension and/or prepayment of R$1.2bn at CDI+2.5%, **extending the average maturity from 2024 to 2028**;
- **Adjustment of SAESA's capital structure** in progress in order to reduce leverage and total cost by transferring R$10bn to the Holding company, with R$6bn remaining in SAESA;
- Hedge operation in Apr/23 with US$1.24bn reduction in foreign exchange exposure (**87% of 1Q23 exposure**).

# Management of the Company's debt

## Current indebtedness

Debt amortization schedule – 1Q23 (R$bn)



20,1
6,2
14,3
4,8
4,6
2,5
25,8
Cash & Cash Equivalents (1Q23)
2023
2024
2025
2026
2027
2027+:

### Overview of indebtedness

- Average Term: **55 months**
- Average Cost 1Q23: **13.09% p.a. (110.6% of CDI in the average term**)

### Key Liability Management Initiatives

Leverage: **<3.0x**

**Unification** of the **debt issuance process** standardizing conditions and structures with a focus on fiscal optimization

Creation of the **"Eletrobras Curve"** through punctual issuances in the local market

Carrying out **court settlements** to give predictability to liabilities and obtain discounts, achieving **tax utilization**

# Tax Efficiency Initiated

**R$603 million** Cash savings from tax efficiency actions

**R$664 million** Use of accumulated credits

## Main actions

- Compulsory loan agreements
- Payment of Interest on Shareholders' Equity (JCP)
- Receivable Enbpar

# Tax Efficiency: Great Opportunity for Value Generation

## Tax Credits (R$ bn)

1Q23



15,0
12,1
2,9
4,4
2,4
2,0
3,3
1,9
1,4
Holding
SAESA
CGT Eletrosul
Tax Loss Carryforward
Non-Activated Tax Loss
Activated Temporary Differences
Non-Activated Temporary Differences

### Tax Efficiency Initiatives

1. Operational synergies with M&A transactions
2. Optimization of SAESA's financial liabilities
3. Centralization of Trading business
4. Incorporation of profitable operating assets

# Use of credits in the holding company

Eletrobras

## Holding company currently with ~R$15bn in credits in 1Q23...

**Tax Loss** — R$2.9Bn
Can be used to pay up to 30% of tax due in a given year

**Temporary Differences** — R$12.1Bn
Conditional Credit, arising from the expectation of expenses with future tax effect, with recognition at the time of the event

**Total Credits** — R$15.0Bn

Note: Amounts not yet recognized in the financial statements

## ...Challenge: How to use these credits?

1. It is necessary to generate taxable income in the Holding company
2. However, the current recurring result accumulates new credits: R$0.5bn per year (in addition to the conditional value which converts into accrued credits)
3. Accrued and conditional credits do not have monetary restatement and do not expire over time

# Derisk of compulsory loans

Eletrobras

## Benefits of Compulsory Negotiations

| Obtaining discounts | Lowering exposure to monetary restatement | Tax efficiency | Reduction of off-balance risks (possible and remote) |
|---|---|---|---|

## Evolution of the derisking process

### Impact of negotiations already booked

- **R$1.4Bn** – **On-balance contingencies reduced until 1Q23**
- R$640M – Discount
- R$694M – Off-balance
- R$265M – Tax-shield Opportunity
- R$225M – Unlocking of guarantees
- R$206M – Judicial Deposits

### Contracted negotiations awaiting judicial approvals

- **R$3.0Bn** – **On-balance contingencies already contracted**
- R$1.5Bn – *Off-balance*
- R$285M – *Unlocking of guarantees*
- R$194M – Use of Judicial Deposits

### Amounts under negotiation

**Under negotiation**

- R$2.5Bn – On-balance
- R$1.6Bn – Off-balance

### Total on-balance balance

*3Q22* R$25.8Bn → *1Q23* R$24.3Bn

# Eletrobras has been gaining relevance in the capital markets

Eletrobras

## Average daily volume ELET3

Daily average (R$M / day)


+75%
1.400
1.200
1.000
800
600
400
200
0
Average Jan/22-May/22:
229
Average Aug/22-Jun/23:
401
Jan-22
Mar-22
May-22
Jul-22
Sep-22
Nov-22
Jan-23
Mar-23
May-23
Jul-23

**Number of Eletrobras investors**

| 2021: | | Jun/23: |
|---|---|---|
| **122,854** | **+36%** | **166.640** |

**+317.772 shareholders via FMPs**

**Ranking most traded companies on the IBOVESPA**

| May 2022 | May 2023 |
|---|---|
| **36th Place** | **6th Place** |

**Most traded company in the Brazilian electricity sector**

# Company's Social Capital – June 2023

Eletrobras

## Total Capital (R$70 Bn)



Citibank 2%
FND 2%
BNDESPAR 3%
BNDES 3%
GIC Private 7%
2,307 M shares
Others 54%
Federal Government 29%



Common
BNDESPAR 4%
Citibank 2%
FND 2%
BNDES 4%
GIC Private 7%
2,027 M shares
Others 48%
Federal Government 33%



Preferred A
VIC DTVM 37%
0.15 M shares
Others 63%



Preferred B
BNDES 6%
GIC Private 3%
BNDESPAR 7%
Geração Futuro L. Par 6%
3G Radar Funds 11%
280 M shares
Others 67%

The total capital includes 1 Golden Share: special preferred share belonging to the Federal Government

# Prospects on the Company's credit rating

Eletrobras

## Company Ratings Overview

| | Global | SACP | National |
|---|---|---|---|
| STANDARD &POOR'S 06/15/2022 | **BB-** Stable | **bb-** | **brAAA /brA-1** Stable |
| MOODY'S 07/15/2022 | **Ba2** Stable | **Ba2** | - |
| Fitch Ratings 06/16/2023 | **BB-** Negative | **AA(bra)** Negative | - |

## Key themes for an upgrade scenario

- Reduction of uncontracted energy
- Optimization of the existing debt profile
- Restructuring of contingent liabilities
- Increased operational efficiency and capturing synergies from privatization
- Reduction of collateralization risk of SPEs' non-consolidated debts

**The Company's transformation efforts seek to address all relevant fronts for a potential upgrade**

ELETROBRASILIDADE

# Legal

Eletrobras

CGT Eletrosul | Chesf
Eletronorte | Furnas

# ELETRO BRASILI DADE IS TRUST

MARCELO DE SIQUEIRA DREITAS

Legal Vice President



# Creation of Legal Business Unit as a value unlocking tool

Eletrobras

## Structure of Legal

**Legal**

**Total Provisioned Value 1Q23: R$34bn**
possible: R$46bn

**Compulsory Loan Legal**

**R$24.3 billion on-balance**
~R$5.3bn possible and ~R$47.3bn remote

**General Legal**

**R$9.2Bn: other contingencies**
**(R$5.3bn civil, R$2.1bn labor, R$1.1bn regulatory and R$0.6bn other)**

- Strengthening litigation: greater flexibility to hire specialized legal offices and strategic action with the Judiciary
- Judicial Agreements: “derisk” strategy
- Positive experience in compulsory loans: dissemination to all company’s legal liabilities

# Declaratory actions of unconstitutionality

## List of declaratory actions of unconstitutionality

- **ADI 6,929 (07/13/2021): Podemos**
- **ADI 6,932 (07/15/2021): PCdoB, PDT, PT, PSOL, PSB and REDE**
- **ADI 7,033 (11/30/2021): CNTI**
- **ADI 7,167 (05/15/2022): ALERJ**
- **ADI 7,385 (05/05/2023): President of the Republic** (awaits last statement from the Attorney General of the Republic)

***Adoption of the rite of art. 12 of Law 9,838: precautionary measure not appreciated for submission of the process directly to the STF plenary (no date foreseen)***

**Rapporteur: Minister Nunes Marques**

ELETROBRASILIDADE

# Thank you!

**IR Eletrobras**
**ombudsman-ri@eletrobras.com**

Eletrobras
CGT Eletrosul | Chesf
Eletronorte | Furnas